Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

MOGULREIT II, INC.

SUPPLEMENT NO. 4 DATED MARCH 30, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. As of February 28, 2021, we had raised total aggregate gross offering proceeds of approximately $32,651,314 and had issued approximately 3,258,588 shares of common stock in the Offerings, purchased by approximately 2,401 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On December 31, 2020, our board of directors authorized a daily cash distribution of $0.0012217808 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning January 1, 2021 and ending January 31, 2021, and $0.0012526027 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning February 1, 2021 and ending on February 28, 2021 and beginning March 1, 2021 and ending on March 31, 2021 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before April 15, 2021.

This distribution equates to approximately 4.50% on an annualized basis assuming a $9.91 share net asset value (the then-current purchase price for the period from January 1, 2021 to January 31, 2021) and calculated for the Distribution Period beginning January 1, 2021 and ending January 31, 2021, and approximately 4.50% on an annualized basis assuming $10.16 per share net asset value (the current purchase price effective February 1, 2021), calculated for the Distribution Periods beginning February 1, 2021 and ending February 28, 2021 and beginning March 1, 2021 and ending March 31, 2021. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of March 23, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $211 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $217 million. The aggregate value of all underlying properties in MogulREIT II, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of our preferred equity investments is based on the most recent purchase price of the asset and the value of the Orion Equity Investment (defined below) is based on the most recent purchase price. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/0001699573/000149315220024256/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

The Orion – Orion Township, Michigan

On March 23, 2021, we acquired a $5,000,000 joint-venture limited partnership equity investment (the “Orion Equity Investment”) in an entity that owns a 200-unit, Class B+ apartment community (the “Property”) in Orion Township, Michigan, a suburb of Detroit, Michigan. In connection with the Orion Equity Investment, the entity assumed a loan from an unaffiliated lender in the amount of $20,541,000. In addition, an entity managed by an affiliate of the Company made a $1,175,000 investment in this transaction. Consistent with our investment strategy, our underwriting for this Property projects a gross property-level internal rate of return (“IRR”) of 17.8% in order to achieve a projected a net investor-level IRR of 15.2% with a projected 10.9% average cash-on-cash return over a hold period of 9.75 years. There can be no assurance that these projections and returns will be achieved. For more information, see the “Investment Objectives and Strategy – Investment Strategy” section of our Offering Circular.

Built in 1995, the Property is 98% occupied as of March 2021. The business plan is to renovate all 200 units to include granite counters, shaker cabinets, stainless steel appliances, vinyl flooring, modern hardware and fixtures, in-unit washer and dryer and a balcony/patio. The Property’s amenities include a clubhouse, fitness center, pool, lounge area with grilling stations and covered parking. The capital budget for the renovation includes updates to the Property’s amenities, including upgrading the clubhouse, barbeque and pool area as well as adding a dog park and volleyball court. The Property’s exterior and common areas will also be updated, including repairing vinyl siding as well as the parking lot.

In line with the investment strategy of MogulREIT II, the Property is situated in a resilient submarket, Oakland County, which we believe has weathered the novel coronavirus (COVID-19) pandemic as compared to denser, urban areas. According to Axiometrics, rent growth in this submarket grew by 7.2% year-over-year and vacancy compressed to 2.20%, indicating strong demand for multifamily housing. According to CoStar, Orion Township’s median household income is $96,000, and the median household income is $97,000 within a two-mile radius of the Property. In addition, since 2010, Amazon has been a major player in Southeast Michigan creating more than 13,000 jobs and investing approximately $2.5 billion in this area. Amazon has nine other sites in the metro area that are operating, under construction, or are being planned for construction, including the construction of a $272 million regional distribution center just 10 minutes away from the Property, which distribution center is expected to generate 1,500 jobs.

The entity will be managed by Orion Investors GP, LLC, a limited liability company that represents a partnership between GSH Sponsor, LLC, a subsidiary of the GSH Group (“GSH”), a private real estate investment firm, and RM Communities Orion GP, LLC (“RM Communities Orion”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is a wholly-owned subsidiary of Realty Mogul, Co. (“Realty Mogul”). RM Communities and RM Communities Orion will be entitled to certain fees in connection with this transaction.

RM Communities is the direct acquisition arm of Realty Mogul, a digital platform-based private equity firm in which investors have invested over $2.8 billion of real estate, including historical investments in over 16,000 apartment units. RM Communities targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity.

GSH focuses on class B and workforce housing across the United States. The GSH leadership team has over 40 years of combined experience and over $400 million assets under management, consisting of 5,500 multifamily units, inclusive of partner legacy assets.

RM Communities and GSH have partnered with an experienced property management company, Village Green Property Management (“Village Green”), that specializes in, and has a track record with, the management and operation of multifamily properties locally. Village Green manages over 40,000 units within fifty cities. Village Green has an institutional approach that we believe will allow us to increase the rental price per unit and maximize revenue.

As stated above, RM Communities will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 0.95% acquisition fee; and (ii) an asset management fee equal to an annualized 1.125% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Orion is entitled to a promoted interest in amounts equal to 22.5% and 37.5% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.